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Duravest Inks Deal With New Auditor: Blackman Kallick Bartelstein LLP

Chicago, June 15, 2006 - Duravest, Inc. (OTC: DUVT.PK, XETRA: DUV), a unique company that strategically acquires, develops, and accelerates next-generation convergent medical technology firms, has today announced that it has signed a new auditor after the resignation of its former auditor, Raymond Chabot Grant Thornton in Montreal, Canada.

As of June 14, 2006, Duravest has engaged Chicago-based Blackman Kallick Bartelstein, LLP as the company’s new independent auditing firm. Blackman Kallick is one of the most respected auditing and accounting firms in the United States. It is the largest independent accounting firm in Chicago, and is the tenth largest accounting firm in Chicago overall. The company has thirty years experience providing services to publicly traded entities.

“We are excited to be working with Blackman Kallick Bartelstein, which is not only a top-rated local firm, but is also a company with a very strong reputation for client service in particular in relation to its experience in working with publicly traded companies,” Dr. Ogan Gurel, CEO of Duravest, noted. “With the combination of Blackman Kallick’s local client service excellence and its global reach, we look forward to having a long-term productive relationship as Duravest continues to grow and execute on its core strategy.”

Next Steps
As the company previously reported, due to the resignation of its auditors as well as delays in obtaining results from its German subsidiary, PST, GmbH, the company was not able to meet the deadlines for filing its 2005 Annual Report Form 10-KSB and 10-QSB for the first quarter of 2006 with the SEC. Signing a new auditor is the first step to issuing these financial statements and getting relisted on to the OTC Bulletin Board.

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Duravest, Inc.
Duravest, Inc. (OTC: DUVT.PK, XETRA: DUV) is a publicly traded holding company that initiates and develops strategic investments in next-generation convergent medical technologies. Duravest currently has two subsidiaries: Estracure, Inc. - based in Montreal, Canada - which is developing a next-generation coronary stent based on proprietary 17-beta-estradiol and PST, GmbH - based in Munich, Germany which currently markets patented bio-magnetic therapies for orthopedic conditions and their associated pain management. The Duravest strategy encompasses three themes: (1) rapid commercialization of next-generation medical technologies by providing its portfolio of subsidiaries with financial, operational and scientific support, (2) prioritization of safety and (3) development of convergent medical technologies that span the traditional categories of biotechnology, pharmaceuticals, healthcare IT and medical devices.

Safe Harbor Forward Looking Statements
This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals or assumptions of future events are not statements of historical fact and may be considered forward looking statements. They involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those presently anticipated.